SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 7
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 7 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          On May 16, 1995, the Company issued a press release. A copy of such press release is filed herewith as Exhibit 28 and is incorporated herein by reference.

          On May 17, 1995, the Company sent the following letter, a copy of which is filed herewith as Exhibit 29, to Parent and Sherwin-Williams:

                                   May 17, 1995

     Imperial Chemical Industries PLC
     9 Millbank
     London SWIP 3JF
     England
     Attention:  Mr. John Thompson

     The Sherwin-Williams Company
     101 Prospect Avenue, N.W.
     Cleveland, OH  44115-1075
     Attention:  Louis Stellato, Esq.

               Re:  Rules and Procedures for Submission of
                    Proposals to Acquire Grow Group, Inc.

     Gentlemen:

          The Board of Directors of Grow Group, Inc. (the "Company" or "Grow") has determined that under current circumstances it is in the best interests of the shareholders of the Company that there be instituted a formal bidding process for the Company.

          The Board of Directors of the Company (the "Board" or "Board of Directors") has further determined that this process must be conducted in a fair, impartial and orderly manner. The interests of Grow's shareholders, employees, and other constituencies can and will be best served by such an approach. The Board of Directors recognizes that the process in which the Company is currently engaged presents certain risks, particularly if the process is unduly prolonged, including disruption to the Company's business and overall uncertainty among the Company's constituencies as to the Company's future. In order to mitigate these risks, the Board of Directors believes that the most prudent course of action is to bring this process to a prompt and orderly close.

          Accordingly, the Board of Directors has established the rules and procedures specified below to provide both Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams") with the opportunity to submit improved acquisition proposals to acquire the Company ("Proposals"). The rules and procedures are designed to constitute a single and final round of bidding, and accordingly each of you should submit your best and highest offer.

          The purpose of this letter is to invite each of you to submit Proposals, pursuant to the rules and procedures set forth below. The Board of Directors believes that agreement to such rules and procedures is in the best interests of the Company and its shareholders and, accordingly, submission of a Proposal will constitute for all purposes an agreement to be bound by such rules and procedures. The Board of Directors reserves the right not to consider or recommend any Proposal made by a party who has not agreed to the rules and procedures specified below.

          The following rules and procedures will govern the submission of Proposals:

                    1. Proposals should be addressed and delivered in a sealed envelope to the Board of Directors of the Company: c/o Daniel E. Stoller, Esq., Skadden, Arps, Slate, Meagher & Flom,
     919 Third Avenue, 33rd Floor, New York, New York  10022.
     Proposals must be received on Sunday, May 21, 1995 by no later than 12:00 Noon, New York time (the "Submission Time"), unless extended by notice to each of you.

                    2. Your Proposal must be stated as a single cash amount (expressed in U.S. dollars and cents) per share of Common Stock of the Company (the "Shares") and may not make reference to, be contingent upon, or in any way vary based upon, the terms (including the consideration offered) of the other party's Proposal. The submission of a Proposal will constitute your agreement to be bound by these rules and procedures and will also constitute your agreement that your Proposal is irrevocable until midnight on Tuesday, May 23, 1995. You may not make any Proposal, or modify or amend any pending Proposal, to purchase the Company, except in accordance with these rules and procedures.

                    3. Until the Company has accepted one of the Proposals, the Company will not, except as may be required by law, publicly disclose the terms of either of your Proposals or communicate them to the other of you. The Company reserves the right, however, to discuss any Proposal with the party submitting it. Submission of your Proposal constitutes a representation that you have kept and will keep your Proposal confidential until 9:00 a.m., New York time, on Monday, May 22, 1995 and that you have no knowledge of the other party's Proposal. In addition, each of ICI and Sherwin-Williams agrees that they and their respective representatives will not directly or indirectly contact or communicate with the other or the other's representatives concerning their or the other party's Proposal or the submission of any Proposal. By submitting a Proposal, ICI agrees to waive the Company's notice obligation contained in
     Section 6.04 of the Agreement and Plan of Merger, dated as of April 30, 1995, by and among the Company, ICI and GDEN Corporation (the "ICI Merger Agreement") with respect to any Proposal submitted by Sherwin-Williams.

                    4. Not later than 10:00 a.m. on Thursday, May 18, 1995, the Company will deliver to both of your respective counsels copies of (i) a form of amendment to the ICI Merger Agreement (the "ICI Form of Amendment") and (ii) a form of Agreement and Plan of Merger among Sherwin-Williams, GGI Acquisition, Inc., a wholly-owned subsidiary of Sherwin-Williams ("GGI"), and the Company, together with disclosure schedules (the "Sherwin-Williams Form of Merger Agreement"). ICI's Proposal shall be accompanied by an executed copy of the ICI Form of Amendment, executed by ICI and GDEN Corporation, an indirect wholly-owned subsidiary of ICI. Sherwin-Williams' Proposal shall be accompanied by an executed copy of the Sherwin-Williams Form of Merger Agreement. The extent and nature of any changes proposed by ICI to the ICI Form of Amendment or proposed by Sherwin-Williams to the Sherwin-Williams Form of Merger Agreement will be taken into consideration by the Board of Directors. If either party makes changes to the form of agreement furnished by the Company, the executed agreement shall be accomplished by a marked copy which shows any such changes.

                    5. The Sherwin-Williams Form of Merger Agreement will contain a provision identical to the provisions of Section
     11.04(b) of the ICI Merger Agreement.  Both the Sherwin-Williams
     Form of Merger Agreement and the ICI Form of Amendment will include a provision in the form of Appendix A hereto, which provides for the payment of an additional fee of $16 million, under circumstances specified therein, if an Acquisition
     Transaction (as defined therein) has been consummated within six months of termination of the applicable merger agreement with ICI or Sherwin-Williams, as the case may be.

                    6. It is the intention of the Board of Directors that the winning Proposal will be accepted as promptly as practicable after 12 Noon, New York time, on Sunday, May 21, 1995. It is requested that each of you and your financial and legal advisors be available commencing at 12 Noon, New York time, on Sunday, May
     21, 1995 and continuing through 9:00 a.m., New York time, on Monday, May 22, 1995.

                    7. As soon as practicable following the Submission Time, the Board of Directors, with the advice and assistance of its financial and legal advisors, will evaluate the Proposals.
     The Board intends to accept the Proposal which it determines in its reasonable good faith judgment is the best value reasonably obtainable for the shareholders of the Company. A Proposal will be accepted only by countersignature by the Company on the ICI Form of Amendment or the Sherwin-Williams Form of Merger Agreement, as the case may be.

                    8. The party whose Proposal is not accepted agrees to immediately terminate its pending tender offer to acquire Shares and to not purchase or offer to purchase any Shares following the Submission Time.

                    9. Representatives of the Company and its financial and legal advisors are prepared to meet with either of you or your respective legal and financial advisors to discuss these rules and procedures and to discuss the provisions of the ICI
     Form of Amendment and the Sherwin-Williams Form of Merger Agreement.

                    10. The Board of Directors reserves the right, in its sole discretion, consistent with its fiduciary duties and without stating a reason therefor, to modify or terminate any or all of the rules and procedures set forth in this letter. If the Board of Directors modifies these rules and procedures, it intends promptly to notify both of you orally, with subsequent confirmation in writing.

                                        Very truly yours,

                                        ON BEHALF OF THE
                                        BOARD OF DIRECTORS OF
                                        GROW GROUP, INC.

                                        By: /s/  Russell Banks
                                             Russell Banks

     cc:  Paul R. Kingsley, Esq.
          Davis, Polk & Wardwell
          (Counsel to Imperial Chemical Industries PLC)

          John A. Healy, Esq.
          Rogers & Wells
          (Counsel to The Sherwin-Williams Company)


                                                         Appendix A

                    The Company agrees to pay Buyer in respect of Buyer's expenses and lost opportunity costs an amount in immediately available funds equal to $16,000,000 promptly, but in no event later than two business days, after the occurrence of the events specified below in both clauses (A) and (B):

                    (A) A Trigger Event within the meaning of and as specified in Section 11.04(b) of this Agreement shall have occurred at any time from or after the date hereof and, as a result thereof, this Agreement is terminated, and (B) within six months after such termination of this Agreement has occurred, an Acquisition Transaction shall have been consummated with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than Parent or a subsidiary or other Affiliate (as defined in Rule 12b-2 under the Exchange Act) of Parent.

                    For purposes of this Section, "Acquisition
          Transaction" shall mean (i) a merger or consolidation, or any similar business combination transaction, involving the Company; (ii) a purchase, lease or acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (iii) the purchase or acquisition by any Person of securities representing more than 50% of the then outstanding Shares.

          On May 17, 1995, the Company issued a press release. A copy of such press release is filed herewith as Exhibit 30 and is incorporated herein by reference.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          28   Press Release, dated May 16, 1995, issued by the
               Company.

          29   Letter, dated May 17, 1995, sent by the Company to
               Parent and Sherwin-Williams.

          30   Press Release, dated May 17, 1995, issued by the
               Company.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 17, 1995                    GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                             Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

     28            Press Release, dated May 16, 1995, issued by the
                   Company.

     29 Letter, dated May 17, 1995, sent by the Company to Parent and Sherwin-Williams.

     30            Press Release, dated May 17, 1995, issued by the
                   Company.